# Material Fact

## Projections 2024

Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company"), in compliance with the provisions in Article 157, paragraph 4 of Law No. 6,404/76 and in Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), informs its stockholders and the market in general that it released as of this date its revised projections for the year 2024 in accordance with item 3 ("Projections") of the Reference Form.

| | Consolidated | Growth on a comparable basis[4] | Reviewed |
|---|---|---|---|
| Total credit portfolio[1] | Growth between 6.5% and 9.5% | | Growth between 9.5% and 12.5% |
| Financial margin with clients | Growth between 4.5% and 7.5% | Growth between 5.5% and 8.5% | Maintained |
| Financial margin with the market | Between R$3.0 bn and R$5.0 bn | | Maintained |
| Cost of credit[2] | Between R$33.5 bn and R$36.5 bn | | Maintained |
| Commissions and fees and results from insurance operations[3] | Growth between 5.0% and 8.0% | Growth between 5.5% and 8.5% | Maintained |
| Non-interest expenses[5] | Growth between 4.0% and 7.0% | Growth between 5.0% and 8.0% | Maintained |
| Effective tax rate | Between 29.5% and 31.5% | | Maintained |

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina; (5) Core expenses below inflation. Calculated based on Brazil core expenses.

It is important to mention that since July/24 the company has been considering a cost of capital of around 14.0% p.y. in the management of its businesses.

# Material Fact

Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management's current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo - SP, November 04, 2024.

**Gustavo Lopes Rodrigues**

Investor Relations Officer